

August 1, 2014

<u>Via E-mail</u>
Gary Tillett
Chief Financial Officer
Walter Investment Management Corp.
3000 Bayport Drive, Suite 1100
Tampa, Florida 33607

     Re: **Walter Investment Management Corp.**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 27, 2014
             Form 10-Q for the Fiscal Quarter Ended March 31, 2014
             Filed May 8, 2014
             File No. 001-13417

Dear Mr. Tillett:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>December 31, 2013 Form 10-K</u>

<u>Item 1A. Risk Factors, page 17</u>

1. We note your disclosure that the risks included in this section are not the only risks that may have a material adverse effect on you. Please advise as to whether there are additional risks or uncertainties that the company is aware of that may have a material effect but that have not be included in your annual or quarterly reports. In future filings, please revise to state that all known material risks have been discussed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 63

2. You disclose that you present the non-GAAP measure Core Earnings in an attempt to
    provide a better metric to evaluate your underlying key drivers and operating
    performance of the business, exclusive of certain adjustments and activities that investors
    may consider to be unrelated to the underlying economic performance of the business for
    a given period. Please change the name of this non-GAAP measure in future filings to
    more accurately reflect its content, eliminating the use of the word "core". In this regard,
    the use of the word "core" implies you are referring to your most central or essential
    operations and results. Removal of share-based compensation expense and amortization
    of acquired servicing rights to arrive at "core" earnings implies that management and
    other personnel costs and costs related to servicing rights are not an inherent part of your
    core operations.

Business Segment Results – Servicing, page 70

3. We note your tables that provide information on servicing and sub-servicing rights
    capitalized and not capitalized. Please revise future filings to clearly explain when you
    do or do not capitalize servicing and sub-servicing rights. Your explanation should allow
    an investor to understand how your various business strategies impact the information
    included in these tables and how they impact your financial statements and allow an
    investor to better understand why sub-servicing rights not capitalized are relevant to your
    business and financial results. Please provide us with your proposed disclosure.

Financial Statements

Note 22. Income Taxes, page F-74

4. We note your disclosure on page F-76 related to the changes in your deferred tax asset
    valuation allowance during 2013. Please revise future filings to explain the facts and
    circumstances related to the remaining valuation allowance recorded. Please provide us
    with your proposed disclosure.

Index to Exhibits, page 120

5. We note that you intended to file the consent of Ernst & Young as Exhibit 23 to the
    annual report. It does not appear that you have filed the consent. Please file an
    amendment to your annual report which includes the appropriate consent.

March 31, 2014 Form 10-Q

Item 1A. Risk Factors

Servicing of mortgage loans subject to National Mortgage Settlement, page 102

6. We note your disclosure that you determined that you had not complied with various metrics of the National Mortgage Settlement. Please provide expanded disclosure explaining the metrics and how you failed to comply with them. Explain the form and function of the Monitor. Confirm that you will revise your disclosure to include this information in future filings.

Financial Statements

Note 24. Commitments and Contingencies, page 46

7. We note the disclosure of your various loss contingencies including tax loss contingencies. With respect to your legal contingencies and any other significant contingencies, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:

   a. the amount or range of reasonably possible losses in addition to amounts accrued, or

   b. that reasonably possible losses cannot be estimated, or

   c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

   Refer to ASC 450-20-50 for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 52

8. Considering the significance of the transaction, please revise future filings to disclose additional relevant information related to the $13.1 million benefit related to the settlement of amounts associated with a servicing contract included in your net servicing revenue during the quarter ended March 31, 2014. Please provide us with your proposed disclosure.

Business Segment Results, page 66

9. Considering the significance of the financial results of the Other segment to your consolidated results, please revise future filings to provide a quantitative discussion of the financial results of this segment for the periods presented. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Todd Schiffman at 202-551-3775 with any other questions

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief